Filed Pursuant to Rule 424(b)(3)

Registration No. 333-264456

APOLLO REALTY INCOME SOLUTIONS, INC.

SUPPLEMENT NO. 10 DATED OCTOBER 17, 2023

TO THE PROSPECTUS DATED APRIL 20, 2023

This prospectus supplement (this "Supplement") is part of and should be read in conjunction with the prospectus of Apollo Realty Income Solutions, Inc., dated April 20, 2023 (as supplemented to date, the "Prospectus"). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to "we", "us", or "our" refer to Apollo Realty Income Solutions, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock sold in our current public offering as of November 1, 2023;
•
to disclose the calculation of our September 30, 2023 net asset value ("NAV") per share/unit for all share/unit classes; and
•
to provide an update on the status of our current public offering.

November 1, 2023 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of November 1, 2023 (and repurchases, if applicable, as of October 31, 2023) is as follows:

Transaction Price (per share)
Class S	$20.50
Class D	$20.50
Class I	$20.50
Class F-S	$20.50
Class F-D	$20.50
Class F-I	$20.38
Class A-I	$20.56
Class A-II	$20.50
Class A-III	$20.50

The transaction price for each of our Class F-I shares and Class A-I shares is equal to such class's NAV per share as of September 30, 2023. A detailed presentation of the NAV per share/unit is set forth below.

As of September 30, 2023, we had not sold any Class S shares, Class D shares, Class I shares, Class F-S shares, Class F-D shares, Class A-II shares, or Class A-III shares. As a result, the transaction price for each of our Class S shares, Class D shares, Class I shares, Class F-S shares, Class F-D shares, Class A-II shares, and Class A-III shares is based on our total NAV per share as of September 30, 2023. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price, if applicable, for each share class equals the transaction price of such class.

September 30, 2023 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines approved by our board of directors. Our NAV per share is posted on our website at https://gwms.apollo.com/realtyincomesolutions and is made available on our toll-free, automated telephone line at 888-926-2688. Please refer to "Net Asset Value Calculation and Valuation Guidelines" in the Prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for determining our NAV.

Our total NAV presented in the following tables includes the NAV of our Class F-I shares, Class A-I shares, Class E shares and units of ARIS Operating Partnership L.P. (the "Operating Partnership") held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of September 30, 2023 ($ and shares/units in thousands):

Components of NAV	September 30, 2023
Investments in real estate	$108,315
Investments in real estate debt	220,599
Cash	120,795
Other assets	4,060
Other liabilities	(3,180)
Accrued performance participation allocation	(358)
Management fee payable	(375)
Net asset value	$449,856
Number of outstanding shares/units	21,941

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of September 30, 2023 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class F-I Shares	Class A-I Shares	Class E Shares	Third-party Operating Partnership Class A-I Units(1)	Third-party Operating Partnership Class E Units(1)	Total
Net asset value	$132,223	$211,533	$1,218	$104,195	$687	$449,856
Number of outstanding shares/units	6,489	10,291	59	5,069	33	21,941
NAV per share/unit as of September 30, 2023	$20.38	$20.56	$20.61	$20.56	$20.61	$20.50

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(1)
Includes the units of the Operating Partnership held by parties other than the Company.

Consistent with our disclosure in the Prospectus regarding our NAV calculation, our investments in real estate and real estate debt are initially valued at cost. In the future, as we establish new values for our real estate investments, we will provide information on key assumptions used in the discounted cash flow methodology and a sensitivity analysis related thereto.

Once we own more than one industrial property, we will include the key assumptions for such property type.

Our total NAV presented in the following tables includes the NAV of our Class F-I shares, Class A-I shares, Class E shares and units of the Operating Partnership held by a party other than the Company. The following table provides a breakdown of the major components of our total NAV as of August 31, 2023 ($ and shares/units in thousands):

Components of NAV	August 31, 2023
Investments in real estate	$108,167
Investments in real estate debt	206,808
Cash	108,892
Other assets	1,141
Other liabilities	(3,009)
Accrued performance participation allocation	(288)
Management fee payable	(351)
Net asset value	$421,360
Number of outstanding shares/units	20,594

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of August 31, 2023 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class F-I Shares	Class A-I Shares	Class E Shares	Third-party Operating Partnership Class A-I Units(1)	Third-party Operating Partnership Class E Units(1)	Total
Net asset value	$124,073	$192,129	$947	$103,615	$596	$421,360
Number of outstanding shares/units	6,100	9,367	46	5,052	29	20,594
NAV per share/unit as of August 31, 2023	$20.34	$20.51	$20.56	$20.51	$20.56	$20.46

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(1)
Includes the units of the Operating Partnership held by parties other than the Company.

Status of Our Current Public Offering

As previously disclosed, we have registered with the Securities and Exchange Commission the offer and sale of a maximum of $5.0 billion in shares of our common stock in a continuous offering (the "Offering"), consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued in the Offering approximately (i) 17,611,972 shares of our common stock (consisting of approximately 10,533,987 Class A-I shares and 7,077,985 Class F-I shares) in our primary offering for total proceeds of approximately $355.5 million and (ii) 21,845 shares of our common stock (consisting of approximately 3,242 Class A-I shares and 18,603 Class F-I shares) pursuant to our distribution reinvestment plan for a total value of approximately $0.4 million. No other classes of shares were issued or sold in the Offering as of the date hereof. We intend to continue selling shares in the Offering on a monthly basis.